

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2025

Gang Li
Chief Executive Officer
Chanson International Holding
B9 Xinjiang Chuangbo Zhigu Industrial Park
No. 100 Guangyuan Road, Shuimogou District
Urumqi, Xinjiang, China 830017

   Re: Chanson International Holding
    Registration Statement on Form F-3
    Filed on August 14, 2025
    File No. 333-289600

Dear Gang Li:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Bradley Ecker at 202-551-4985 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing